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02060892

December 12, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is press information dated December 12, 2002 of Flughafen Wien A.G., which has been published by the Company since our last submission of November 21, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

dlw 1/9

FILE NO.
82-3907

Press information

Vienna International Airport
November closes with 12.8% plus in passengers

Vienna International Airport handled 12.8% more passengers in November 2002 than in the comparable prior year period. (The events of 11 September triggered a 9.6% drop in passenger volume for November 2001.) Transfers also showed good development with a plus of 15.5%. Flight movements rose by 6.7%, and maximum take-off weight (MTOW) increased by a solid 11.5%. Above-average growth was recorded in the cargo segment with an increase of 15.2%.

During the reporting period from January to November, the number of passengers continued to increase over 2001 and has now reached the prior year level. The number of transfer passengers rose by 10.5%. Flight movements also match prior year results, but maximum take-off weight (MTOW) and cargo volume exhibit shortfalls of 3.1% and 0.8% respectively.

	November 2002	Change in %	January to November 2002	Change in %
Passengers:	889,172	+ 12.8	11,106,830	0.0
Transfer passengers:	318,346	+ 15.5	3,867,186	+ 10.5
Maximum take-off weight (in tonnes):	414,354	+ 11.5	4,615,416	- 3.1
Flight movements (arrival + departure):	15,467	+ 6.7	172,234	0.0
Cargo in tonnes (air cargo and trucking):	15,203	+ 15.2	146,345	- 0.8

For additional information contact:

Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000

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